UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: November 22, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Arbitration court upholds VimpelCom’s acquisition of

CJSC “Ukrainian Radio Systems”

Moscow and New York (November 22, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that the Moscow Arbitration Court upheld the validity of the transaction on VimpelCom’s acquisition of CJSC “Ukrainian Radio Systems” (“URS”), dismissing the third claim filed by Telenor East Invest AS which challenged the transaction’s validity.

VimpelCom is pleased by today’s dismissal and by the fact that the two other claims filed by Telenor East Invest AS challenging the validity of the acquisition of URS have also been dismissed by the trial courts hearing each claim and on all appeals heard to date.

Today’s court ruling is subject to appeal.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the possible appeal of the court ruling described above. There can be no assurance that Telenor will not appeal this ruling and, if it does, that the ruling will not be overturned on appeal. There can be no assurance that an adverse ruling on appeal of this claim will not adversely impact the outcome in the appeals of the two other claims filed by Telenor against the Company challenging the URS acquisition, nor can there be any assurance that the rulings in favor of the Company in the other two claims will not be overturned on appeal for any other reason. In addition, there can be no assurances that additional claims will not be made by Telenor or other third parties regarding the Company’s acquisition of URS or other matters. In the event a ruling unfavorable to the Company becomes binding in any pending or future court cases, including a ruling for monetary damages and/or to unwind the URS acquisition, it could have an adverse effect on the Company, its business, its expansion strategy and its financial results. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

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